Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Moto Goldmines Limited
Commission File Number: 132-02694
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
PUBLICATION OF PROSPECTUS EQUIVALENT DOCUMENT
London, United Kingdom, 12 October 2009 – Randgold Resources Limited announces that it has today published a prospectus equivalent document relating to the shares to be issued by the Company in connection with the proposed acquisition of Moto Goldmines Limited.
Copies of this document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
The document is also available on the Company’s website at www.randgoldresources.com.

Randgold Resources Enquiries:
Dr Mark Bristow	Kathy du Plessis
Chief Executive	Investor & Media Relations
Tel: +44 788 071 1386	Tel: +44 20 7557 7738
Tel: +44 779 775 2288	email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

Note: Randgold and Moto have filed important documents relating to the Moto acquisition with the SEC and with applicable Canadian securities regulatory authorities including a management information circular of Moto and a copy of the arrangement agreement related to the Moto acquisition. Investors and security holders are urged to carefully read the management information circular and the arrangement agreement and all such documents filed with the SEC and applicable Canadian securities regulatory authorities, because these documents contain important information. Investors and security holders are able to obtain a free copy of such documents at the SEC’s web site at www.sec.gov, at the website of the Canadian securities regulators at www.sedar.com, or by directing a request to: Randgold Resources Limited, David Haddon, General Counsel and Secretary.